[Grande Letterhead]

October 10, 2006

BY FAX (202.772.9205) AND EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Re:	Grande Communications Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Filed May 12, 2006
File No. 333-115602

Dear Mr. Spirgel:

On behalf of Grande Communications Holdings, Inc. (“Grande” or the “Company”), and in response to the comment letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“the Staff”) dated September 26, 2006 relating to the Staff’s review of the above-referenced Form 10-K and Form 10-Q filings, set forth below is the Company’s response to the comments.

The Company’s response to the Staff’s comment is set forth below beneath the text of the comment from the comment letter.

1.	Please tell us if the Enterprise and Network Services headed by Mr. Jared Benson is the same as your wholesale reporting unit. If not, tell us if it is aggregated with the wholesale or reporting unit, and your basis for aggregation. Refer to EITF D-101.

The Enterprise and Network Services group is not the same as our wholesale reporting unit. The Enterprise and Network Services group formerly headed by Mr. Jared Benson consists of Enterprise Services which is part of the retail reporting unit and the Network Services group which is part of the wholesale reporting unit. We would like to inform the Staff that Mr. Jared Benson no longer has management responsibilities for the Enterprise Services group, however his title has not yet been updated on our website.

Our Enterprise Services group provides bundled communication services (cable, phone and data) to business customers within 1st and 2nd tier cities in Texas. The Enterprise Services group has economic characteristics similar to the Retail group which provides bundled communication services (cable, phone and data) to residential and small office/home office customers. The Enterprise Services group and the Retail group also both utilize the same network infrastructure to provide bundled communication services to their customers.

The basis for our determination to include the Enterprise component in our retail reporting unit was based on the guidance provided in EITF D-101, which states that components of an operating segment may be combined into one reporting unit if they share similar economic characteristics.

Our Network Services group primarily provides switched carrier services to carriers and other telecommunication companies, data services to Internet service providers and managed services to competitive local exchange carriers. Because such services are provided to parties other than a individual or business consumer, we consider the Network services group to be part of our wholesale reporting unit. We also include the Broadband Transport Services group as part of our wholesale reporting unit because it has economic characteristics similar to our Network Services group.

2.	Tell us your basis and underlying assumptions for concluding that the repriced stock options have no value. Refer to paragraph 51 of SFAS 123R.

In accordance with paragraph 51 of SFAS 123R, the incremental compensation cost was measured as the excess of the fair value of the modified option over the fair value of the option immediately before the modification. Such excess was determined to be $0 primarily as a result of the exercise price (even after the modification) exceeding the fair value of the common stock.

The modified options were valued using the Black-Scholes-Merton option-pricing model and the following underlying assumptions:

Pre-modification assumptions
Exercise price of stock	$0.05 to $0.80
Grant date stock price (1)	$0.00
Expected life in years	4 to10
Expected volatility	75%
Expected dividends	0%
Risk-free interest rate	4.99% to 5.15%
Fair value of pre-modified options	$0.00

Post-modification assumptions
Exercise price of stock	$0.05
Grant date stock price(1)	$0.00
Expected life in years	3 to 7
Expected volatility	75%
Expected dividends	0%
Risk-free interest rate	4.96% to 5.06%
Fair value of modified options	$0.00

(1)	In accordance with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the grant date stock price of the underlying common stock was determined through a contemporaneous valuation performed by an unrelated valuation specialist.

As a result of the fair value calculations discussed above, there is no incremental compensation cost associated with the modified options.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above responses, please do not hesitate to call me at (512) 878-5400.

Respectfully submitted,

/s/ Michael Wilfley
Michael Wilfley
Chief Financial Officer

Enclosures

cc:	Ricky L. Richter, Ernst & Young LLP
John B. Beckman, Hogan & Hartson LLP

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